UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2004.

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from to

Commission File Number 333-85094

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION, LOCAL 69, DIVISION II, SEIU, AFL-CIO

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION,
LOCAL 69, DIVISION II, SEIU, AFL-CIO

TABLE OF CONTENTS

Pages
Financial Statements:

Plan Assets and Liabilities As of December 31, 2004 and 2003	3

Income, Expenses and Transfers for the Year Ending December 31, 2004	4

Specific Assets Held As of December 31, 2004	5

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION,
LOCAL 69, DIVISION II, SEIU, AFL-CIO
SMALL PLAN FINANCIAL INFORMATION

	December 31, 2003	December 31, 2004

Plan Assets and Liabilities:

Total Plan Assets	$3,613,103	$3,947,408

Total Plan Liabilities	--	4,900

Net Plan Assets	$3,613,103	$3,942,508

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION,
LOCAL 69, DIVISION II, SEIU, AFL-CIO
SMALL PLAN FINANCIAL INFORMATION

Year Ended December 31, 2004

Income, Expenses and Transfers:
Contributions:
Employer	$ 36,494
Participants	138,291

Other Income	286,820

Total income	461,605

Benefits paid	145,186
Other expenses	1,038

Total deductions	146,224

Net income	$315,381
Transfers to the plan	$ 14,024

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION,
LOCAL 69, DIVISION II, SEIU, AFL-CIO
SMALL PLAN FINANCIAL INFORMATION

December 31, 2004
Specific Assets:
Employer Securities	$1,592,432
Participant Loans	$ 179,457

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION, LOCAL 69, DIVISION II, SEIU, AFL-CIO (name of plan)

/s/ Anne M. Grier
Anne M. Grier Chairman, Dominion Resources, Inc. Administrative Benefits Committee

Date: June 14, 2005